Exhibit 5.1

JONES DAY

August 31, 2021

PLBY Group, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, California 90024

Re:	Registration Statement on Form S-8 Filed by PLBY Group, Inc.

Ladies and Gentlemen:

We have acted as counsel for PLBY Group, Inc., a Delaware corporation (the “Company”), in connection with the registration of (a) 4,262,364 shares (the “2021 Plan Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) for issuance under the PLBY Group, Inc. 2021 Equity and Incentive Compensation Plan (the “2021 Plan”) and (b) an aggregate amount of 5,606,175 shares of Common Stock (together with the 2021 Plan Shares, the “Shares”) representing options and restricted stock awards previously granted under the Playboy Enterprises, Inc. 2018 Equity Incentive Plan (together with the 2021 Plan, the “Plans”), which obligations were assumed by the Company in connection with the merger consummated on February 10, 2021 pursuant to the Agreement and Plan of Merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among the Company (f/k/a Mountain Crest Acquisition Corp), MCAC Merger Sub Inc., a Delaware corporation, Playboy Enterprises, Inc., a Delaware corporation, and Suying Liu (solely for purposes of Section 7.2 and Article XI of the Merger Agreement).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion.

Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares that may be issued or delivered and sold pursuant to the Plans and the authorized forms of stock option, restricted stock unit or other applicable award agreements thereunder (the “Award Agreements”) will be, when issued or delivered or sold in accordance with the Plans and the Award Agreements, validly issued, fully paid and nonassessable, provided that the consideration for the Shares is at least equal to the stated par value thereof.

The opinion expressed herein is limited to the General Corporation Law of the State of Delaware, as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction on the opinion expressed herein. In addition, we have assumed that the resolutions authorizing the Company to issue or deliver and sell the Shares pursuant to the Plans and the Award Agreements will be in full force and effect at all times at which the Shares are issued or delivered and sold by the Company, and that the Company will take no action inconsistent with such resolutions. In rendering the opinion above, we have assumed that each award under the 2021 Plan will be approved by the Board of Directors of the Company (the “Board”) or an authorized committee of the Board.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect the registration of the Shares under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day